FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of March, 2004

Commission File Number: 1-6784

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on March 26, 2004, by Matsushita Electric Industrial Co., Ltd. (the “registrant”), announcing the results of the tender offer for shares of Matsushita Electric Works, Ltd. and a change in consolidated subsidiaries.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By:	/s/ YUKITOSHI ONDA
Yukitoshi Onda, Attorney-in-Fact President Panasonic Finance (America), Inc.

Dated: April 2, 2004

March 26, 2004

FOR IMMEDIATE RELEASE

Media Contacts:	Akira Kadota / Wilson Solano International PR, Tokyo (Tel: 03-3578-1237, Fax: 03-5472-7608)

MATSUSHITA ANNOUNCES RESULTS OF TENDER OFFER

AND CHANGE IN CONSOLIDATED SUBSIDIARIES

Matsushita Electric Industrial Co., Ltd. (MEI [NYSE symbol: MC]), best known for its Panasonic brand name, today announced the results of the tender offer for shares of Matsushita Electric Works, Ltd. (MEW) commenced on January 28, 2004 and completed on March 25, 2004. MEI also announced that MEW and PanaHome Corporation (PanaHome) will become consolidated subsidiaries of MEI from April 1, 2004.

I.    Results of tender offer

1.    Outline of tender offer (as announced on January 21, 2004)

(1)    Name and address of the company that acquired MEW shares by tender offer

Matsushita Electric Industrial Co., Ltd.

1006, Oaza Kadoma, Kadoma-shi, Osaka

(2)    Name of the company whose shares MEI acquired by tender offer

Matsushita Electric Works, Ltd.

(3)    Class of MEW shares acquired by tender offer

Common stock

(4)    Period of tender offer

Commenced on January 28, 2004 and completed on March 25, 2004

(5)    Tender offer price

1,040 yen per share

2.    Results of tender offer

(1)    Tender Status

Number of shares originally planned to be purchased by MEI	:	140,550,000
Number of shares tendered by MEW shareholders	:	211,359,958
Number of MEW shares purchased by MEI	:	140,550,000

(2)    Consequence of tender offer

Number of MEW shareholders that tendered shares	:	6,008
Number of shares tendered by MEW shareholders	:	211,359,958
Number of MEW shares purchased by MEI	:	140,550,000
Number of tendered MEW shares not purchased by MEI	:	70,809,958

(3)    Calculation pursuant to the pro rata method

Since the total number of MEW shares tendered by MEW shareholders exceeded the number of shares originally planned to be purchased by MEI, MEI will not purchase any such excess shares, and will implement delivery or make other settlement regarding the purchase of share certificates pursuant to the pro rata method provided under Article 27-13, Paragraph 5 of the Securities and Exchange Law of Japan.

(4)    Change in ownership of shares and voting rights

a) Shares owned by MEI before tender offer (voting rights : 233,391; 32.8% of total)	:	233,391,072 (31.8% of total)
b) Shares purchased by MEI (voting rights : 140,550)	:	140,550,000
c) Shares owned by MEI after tender offer (voting rights : 373,941; 52.7% of total)	:	373,941,072 (51.0% of total)

Note:	The percentages of total shown in parentheses above are calculated based on the number of all issued shares (733,211,014 shares) of MEW as of November 30, 2003 and the total number of voting rights (709,552 rights) of all shareholders of MEW as of November 30, 2003. The number of MEW voting rights owned by MEI, shown in parentheses above, does not include MEW voting rights owned by subsidiaries of MEI.

(5)    Funds required for purchase

146,172 million yen

3.    Settlement method and commencement date

(1)    Name and address of tender offer agent

Nomura Securities Co., Ltd.

1-9-1, Nihonbashi, Chuo-ku, Tokyo

(2)    Commencement date of settlement

April 1, 2004

(3)    Settlement method

Soon after completion of the tender offer, a notification letter will be sent to the address of MEW shareholders tendering shares. (In the case of foreign shareholders, the notification letter will be sent to such shareholders’ standing proxy.) Settlement will be made by cash, either by remittance from the tender offer agent to a designated account or by payment at the head office or any domestic branch of the tender offer agent, according to the instructions of MEW shareholders tendering shares.

4.    Locations at which tender offer report is displayed

Matsushita Electric Industrial Co., Ltd.	:	1006, Oaza Kadoma, Kadoma-shi, Osaka
Tokyo Stock Exchange, Inc.	:	2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo
Osaka Securities Exchange Co., Ltd.	:	6-10, Kitahama 1-chome, Chuo-ku, Osaka
Nagoya Stock Exchange, Inc.	:	3-17, Sakae 3-chome, Naka-ku, Nagoya

II.    Change in consolidated subsidiaries

As a result of the tender offer described above, MEW voting rights directly owned by MEI will be 52.7% of the total and MEW will become a consolidated subsidiary of MEI from April 1, 2004.

Each of MEI and MEW own 27.4% (as of September 30, 2003) of PanaHome voting rights. As a result of MEW becoming a consolidated subsidiary of MEI, PanaHome voting rights directly or indirectly owned by MEI will be 54.8% of the total, whereby PanaHome will become a consolidated subsidiary of MEI from April 1, 2004.

1.    Basic information about MEW and PanaHome

(1)    Matsushita Electric Works, Ltd.

1) Trade name	:	Matsushita Electric Works, Ltd.
2) Principal lines of business	:	Manufacture and sale of lighting, information, electric, housing and other equipment
3) Date of incorporation	:	December 15, 1935
4) Principal office	:	1048, Oaza Kadoma, Kadoma-shi, Osaka, Japan
5) Representative	:	Koichi Hatanaka, President and Representative Director
6) Number of employees	:	14,669 (as of November 30, 2003)
7) Capital stock (million yen)	:	138,349 (as of November 30, 2003)
8) Number of shares issued	:	733,211,014 (as of November 30, 2003)
9) Major shareholders and shareholdings (as of November 30, 2003):

Matsushita Electric Industrial Co., Ltd.	31.83%
Japan Trustee Services Bank, Ltd.	6.21%
The Master Trust Bank of Japan, Ltd.	3.22%
Nippon Life Insurance Co.	2.55%
Matsushita Real Estate Co., Ltd.	2.21%
Nomura Securities Co., Ltd.	2.06%
Matsushita Investment & Development Co., Ltd.	1.97%
Sumitomo Mitsui Banking Corporation	1.30%
Resona Bank, Ltd.	1.23%
BNP Paribas Securities (Japan) Ltd.	1.10%

               Note:    MEW holds 15,810,228 shares (2.15% of total) of its own stock.

10) Financial summary :

<Consolidated>	Yen (million)
Fiscal period	Year ended November 30,
	2002	2003
Net sales	¥1,175,100	¥1,233,073
Operating income	35,424	50,561
Recurring profit	28,759	46,156
Net income	6,825	20,421
Total assets	1,100,760	1,042,721
Shareholders’ equity	546,462	557,709

<Per share>		Yen
Cash dividends	¥12.50	¥14.00

Note:	MEW’s consolidated financial information above is prepared, for local reporting purposes, in conformity with financial reporting practices generally accepted in Japan.

(2)    PanaHome Corporation

1) Trade name	:	PanaHome Corporation
2) Principal lines of business	:	Construction and sales of custom-built houses and sales of land and buildings
3) Date of incorporation	:	July 1, 1963
4) Principal office	:	1-4, 1 Chome, Shinsenrinishimachi, Toyonaka City, Osaka, Japan
5) Representative	:	Katsuhiko Tajiri, President and Chief Executive Officer
6) Number of employees	:	6,025 (as of September 30, 2003)
7) Capital stock (million yen)	:	28,375 (as of September 30, 2003)
8) Number of shares issued	:	168,563,533 (as of September 30, 2003)
9) Major shareholders and shareholdings (as of September 30, 2003) :

Matsushita Electric Industrial Co., Ltd.	27.00%
Matsushita Electric Works, Ltd.	27.00%
Japan Trustee Services Bank, Ltd.	4.96%
J.P. Morgan Trust Bank Ltd.	3.65%
The Master Trust Bank of Japan, Ltd.	2.67%
UFJ Trust Bank, Ltd.	2.07%
Sumitomo Mitsui Banking Corporation	1.63%
Nippon Life Insurance Co.	1.17%
PanaHome Employee Shareholding	0.87%
Resona Bank, Ltd.	0.74%

10) Financial summary :

<Consolidated>	Yen (million)
Fiscal period	Year ended March 31,
	2002	2003
Net sales	¥258,031	¥252,706
Operating income (loss)	(7,292)	(4,121)
Recurring profit (loss)	(8,155)	(4,829)
Net income (loss)	(9,017)	(10,499)
Total assets	260,242	236,349
Shareholders’ equity	138,872	125,451

<Per share>		Yen
Cash dividends	¥15.00	¥15.00

Note:	PanaHome’s consolidated financial information above is prepared, for local reporting purposes, in conformity with financial reporting practices generally accepted in Japan.

2.    Date of change in consolidated subsidiaries (planned)

April 1, 2004

3.    Future prospects

MEI will announce its forecast of financial results for the year ending March 31, 2005 (fiscal 2005) around the end of April 2004.

III.    Retirement of a Corporate Auditor

Kiyosuke Imai, the Corporate Auditor from MEW on MEI’s Board of Corporate Auditors, will retire as Corporate Auditor of MEI on April 1, 2004.

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to realize expected benefits of various restructuring activities in its business and organization; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; and fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings; as well as future changes or revisions to accounting policies or accounting rules.

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